Exhibit 12.1

Ratio of Earning to Fixed charge

	For the year ended December 31
	2011	2012	2013	2014	2015
	Thousand USD	Thousand USD	Thousand USD	Thousand USD	Thousand USD
Interest expensed and capitalized	138	1,132	2,352	3,817	3,897
Amortized premium, discounts and capitalized expenses related to indebtedness	—	—	—	—	—
An estimate of the interest within rental expense	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Fixed charge	138	1,132	2,352	3,817	3,897
Add
Pre-tax (loss) income from continuing operations before adjustment for minority interest in consolidated subsidiaries or loss from equity investees	9,334	34,627	(48,167)	(69,016)	1,659
Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—
Share of pre-tax income of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—
Subtract
Interest capitalized	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—
Earnings	9,472	35,759	(45,815)	(65,199)	5,556
Ratio of Earnings to Fixed charge	68.6	31.6			1.4
Deficiency			(48,167)	(69,016)